UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-42379

Founder Group Limited

No. 17, Jalan Astana 1D, Bandar Bukit Raja, 41050 Klang,
Selangor Darul Ehsan, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Amendment to Note and Pre-Paid Purchase

On August 19, 2026, Founder Group Limited, a British Virgin Islands company (the “Company”), entered into a Note Amendment (the “Note Amendment”) with Streeterville Capital, LLC (“Streeterville”) to amend the “Conversion Price” under that certain Secured Convertible Promissory Note dated December 11, 2025, in the original principal amount of $16,070,000.00, issued by the Company to Streeterville (the “Note”). On the same date, the Company entered into a Pre-Paid Purchase Amendment (the “PPP Amendment”) with Avondale Capital, LLC (“Avondale”) to amend the “Purchase Share Purchase Price” under that certain Pre-Paid Purchase #1 dated July 6, 2026, in the original principal amount of $1,080,000.00, issued by the Company to Avondale (the “PPP #1”).

The Note Amendment and the PPP Amendment revised the “Conversion Price” under the Note and the “Purchase Share Purchase Price” under the PPP #1, respectively, to be the lower of: (a) 85% of the lowest daily volume-weighted average price (“VWAP”) during the ten (10) consecutive trading days immediately preceding the applicable measurement date; or (b) 85% of the lowest “Intraday Hourly VWAP” prior to the submission of the applicable conversion or purchase notice on the date such notice is submitted. “Intraday Hourly VWAP” means the the lowest hourly VWAP of the Company’s class A ordinary shares for any completed one-hour period prior to the time of submission of the applicable conversion price or purchase price each as applicable, during the trading day on which such notice is submitted, measured every hour beginning at 3:00 AM Central Time and ending on 7:00 PM Central Time

The foregoing descriptions of the Note Amendment and the PPP Amendment do not purport to be complete and are qualified in their entirety by reference to the full text of the Note Amendment and the PPP Amendment, which are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

Exhibits

Exhibit No.	Description
99.1	Note Amendment
99.2	Pre-Paid Purchase Amendment

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Founder Group Limited

By:	/s/ Lee Seng Chi
Name:	Lee Seng Chi
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

Date: August 26, 2026

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